Delisting Determination,The Nasdaq Stock Market, LLC,
October 11, 2012, Seven Arts Entertainment, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Seven Arts Entertainment, Inc.
(the Company), effective at the opening of the trading session on October 22, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5635, and 5640, based on public interest concerns arising out of violations of the Exchange's shareholder approval and voting rights rules.
The Company was notified of the Staffs determination on July 30, 2012. On August 6, 2012, the Company appealed the determination to a Hearing Panel. On September 12,
2012, the Company withdrew its request for an appeal.
The Staff determination to delist the Company therefore became final on September 13, 2012.